UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

______________________________________________________________

CB BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

124785 10 6

(CUSIP Number)

Central Pacific Financial Corp.

220 South King Street
Honolulu, HI  96813
Attn:  Neal Kanda
(808) 544-0622

With copy to:

Gordon Bava, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.
Los Angeles, CA  90064-1614
(310) 312-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124785 10 6

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Central Pacific Financial Corp. IRS Identification No. Of Above Person: 99-0212597
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:* (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Hawaii

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 88,741 (2.27%)
	8.	SHARED VOTING POWER 295,587* (7.57%)
	9.	SOLE DISPOSITIVE POWER 88,741 (2.27%)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,328*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.85%*

14.	TYPE OF REPORTING PERSON CO

*348,264 shares of CB Bancshares, Inc. (the “Issuer”) common stock are subject to a voting agreement dated April 16, 2003 (“Voting Agreement”) entered into between CPB Inc. (predecessor in name to Central Pacific Financial Corp. (“CPF”)) and TON Finance, B.V. in connection with a merger proposal made by CPF.  In accordance with the Voting Agreement, 295,587 shares may be voted without restriction; the remaining 52,677 shares may be voted only after the shareholders of the Issuer approve CPF’s acquisition of more than a specified percentage of the Issuer’s stock under the Hawaii Control Share Acquisitions Statute. CPF expressly disclaims any beneficial ownership of any shares of the Issuer common stock covered by the Voting Agreement, and further disclaims any shared voting power with respect to the 52,677 shares discussed above.  Based on the number of shares of the Issuer common stock outstanding as of March 4, 2003 (as reported by the Issuer in its proxy statement), the shares for which CPF may be deemed to share voting power represent 7.57% of the outstanding shares of common stock of the Issuer.  The filing of this Schedule 13D shall not be construed as an admission by CPF that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other federal or state law, the beneficial owner of the shares that are subject to the Voting Agreement.

Introduction.  This Amendment No. 1 amends and supplements the Schedule 13D, dated April 25, 2003 (the “Schedule 13D”), filed with the Securities and Exchange Commission by Central Pacific Financial Corp. (“CPF”) (until April 23, 2003, CPF was known as CPB Inc.), with respect to the Common Stock, par value $1.00 per share (the “Shares”) of CB Bancshares, Inc. (the “Issuer”).  The address of its principal executive offices is 201 Merchant Street, Honolulu, Hawaii 96813.  Unless as otherwise indicated capitalized terms used herein but not defined herein shall have the same meaning as those set forth in the Schedule 13D.

ITEM 4.  Purpose of Transaction.

Item 4(a)-(b) is amended by adding the following:

On April 28, 2003, CPF delivered to Issuer an information statement requesting that Issuer call a special meeting of its shareholders under Hawaii’s Control Share Acquisitions Statute. The purpose of the meeting is to seek shareholder approval for CPF’s acquisition of at least a majority of Issuer’s outstanding common stock.  Issuer is required by Hawaii’s Control Share Acquisitions Statute to hold the special meeting. Within five calendar days of CPF’s request, or May 3, 2003, Issuer is required to set a date for the special meeting, which must be held within 55 calendar days of the request, or by June 22, 2003.  After the close of business on May 2, 2003, Issuer caused a letter to be hand delivered to CPF setting the meeting date for May 28, 2003.  On May 5, 2003, CPF filed a proxy statement for solicitation of proxies from Issuer’s Shareholders and intends to solicit proxies as soon as legally possible.  If at least a majority of Issuer’s outstanding shares, excluding the 88,741 shares owned by CPF, approve, Issuer shareholders may sell their shares to CPF, subject to fulfillment of other conditions.  A copy of the information statement (excluding attachments thereto) is attached hereto as Exhibit F.

In addition, on April 28, 2003, CPF filed a registration statement Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission to begin the process of registering the shares it proposes to issue to acquire the Issuer by means of an exchange offer described therein (the “Exchange Offer”). The filing of the Registration Statement does not formally commence the Exchange Offer. CPF intends to file a tender offer statement on Schedule TO and related materials in connection with the proposed Exchange Offer, the commencement date for which has not been determined.  When the Exchange Offer commences formally, Issuer shareholders will receive a prospectus, related Exchange Offer materials, and instructions on how they may exchange their Issuer shares.  As described in the Registration Statement, pursuant to the Exchange Offer, CPF will offer each Issuer shareholder the right to exchange each share of Issuer common stock, including shares under option as of December 31, 2002, for cash, for shares of CPF common stock or a combination of cash and CPF common stock subject to the overall limits of cash being paid and shares of CPF common stock being issued in the transaction.

CPF’s obligation to acquire any shares of Issuer common stock pursuant to the Exchange Offer will be subject to numerous conditions including, without limitation, receipt of required regulatory and Issuer and CPF shareholder approvals, effectiveness of the Registration Statement, completion of due diligence on Issuer, and redemption or invalidation of Issuer’s Rights Agreement, or “poison pill.” Upon a successful completion of the Exchange Offer, CPF intends to take all legally required steps to merge CPF and Issuer on the same financial terms and conditions as will be provided in the Exchange Offer.

On April 28, 2003, CPF also announced that it has made the appropriate regulatory filings with the Board of Governors of the Federal Reserve System and the Financial Institutions Division of the State of Hawaii Department of Commerce and Consumer Affairs for the approvals required for CPF to acquire Issuer.  A copy of the press release dated April 28, 2003 addressing these issues is attached hereto as Exhibit G.

On May 1, 2003, CPF announced that it has notified Issuer that the total consideration it is offering in the Exchange Offer and/or merger transaction will remain unchanged after taking into account the 10% stock dividend announced by Issuer on April 29, 2003.  According to Issuer’s announcement, the stock dividend is payable on June 27, 2003 (the “Dividend Payment Date”) to Issuer shareholders of record on June 16, 2003.  The per share amounts of cash to be paid and shares of CPF common stock to be issued, however, will be adjusted as of the Dividend Payment Date from $21.00 to $19.09 in cash and from 1.8956 to 1.7233 of CPF common stock per share of Issuer common stock   A copy of the May 1, 2003 press release addressing this adjustment is attached hereto as Exhibit H.  CPF also intends to file an amendment to its registration statement to reflect this change.

On May 2, 2003, the Hawaii Commissioner of Securities confirmed that CPF had filed a complete registration statement as of April 30, 2003 under the Hawaii Take-Overs Act.  Such registration statement became effective on May 3, 2003.  A copy of the press release dated May 5, 2003 addressing the Hawaii Take-Over Act is attached as Exhibit I.

ITEM 6.                                                     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is deleted in its entirety and replaced with the following:

On April 28, 2003, Neal Kanda and Glenn K.C. Ching, officers of CPF, were appointed by Nanboku Sangyo, a Japanese corporation, as its agents (said agents, together with each substitute appointed by any of them, if any, collectively, the “Designated Agents”) in respect to all Shares owned by Nanboku Sangyo to, among other things, take all action necessary to call (BUT NOT TO VOTE AT) one or more special meetings of shareholders of the Issuer (each a “Special Meeting”), for the purpose of considering and voting upon any proposal to approve the combination of the Issuer with CPF by means of a tender/exchange offer, merger, sale of assets or other form of transaction, and any other proposal having the stated purpose or intended effect of facilitating any such transaction.  A copy of the press release dated April 30, 2003, addressing this designation is attached hereto as Exhibit J.

Except for the Voting Agreement described in Items 4 and 5 herein and the Designated Agents discussed in this Item 6, CPF is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CPF disclaims:  (i) beneficial ownership of any shares owned by Nanboku Sangyo; and (ii) membership in any group including Nanboku Sangyo, TON Finance, B. V. Or any other person with respect to the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit F:                                               CPF Information Statement Pursuant to Hawaii Law

Exhibit G:                                              Press Release of CPF dated April 28, 2003

Exhibit H:                                           Press Release of CPF dated May 1, 2003

Exhibit I:                                                  Press Release of CPF dated May 5, 2003

Exhibit J:                                                 Press Release of CPF dated April 30, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: May 5, 2003	Central Pacific Financial Corp.

	By:	/s/ GLENN K. C. CHING
Glenn K. C. Ching Vice President, General Counsel and Secretary

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A	Directors and Executive Officers of CPF*

Exhibit B	Press Release of CPB dated April 16, 2003, including Letter from CPB to the Issuer dated April 15, 2003*

Exhibit C	Voting Agreement between CPB and TON, dated as of April 16, 2003*

Exhibit D	Schedule of Transactions in the Shares of the Issuer*

Exhibit E	Item 2 Information for TON*

Exhibit F	CPF Information Statement Pursuant to Hawaii Law

Exhibit G	Press Release of CPF dated April 28, 2003

Exhibit H	Press Release of CPF dated May 1, 2003

Exhibit I	Press Release of CPF dated May 5, 2003

Exhibit J	Press Release of CPF dated April 30, 2003

* Previously provided.